CITIBANK (NEVADA), NATIONAL ASSOCIATION

8725 West Sahara Avenue

Las Vegas, Nevada 89163

April 21, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Citibank Credit Card Issuance Trust

Citibank Credit Card Master Trust I

Citibank (South Dakota), National Association

Citibank (Nevada), National Association

Registration Statement on Form S-3

File No. 333-131355 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 to 10:00 a.m. on Tuesday, April 25, 2006 or as soon thereafter as may be practicable.

We acknowledge that should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement and the undersigned registrant represents that it will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Very truly yours,

CITIBANK (NEVADA),
NATIONAL ASSOCIATION, as Depositor of Citibank Credit Card Master Trust I and Citibank Credit Card Issuance Trust

By:	/s/ Robert D. Clark
Robert D. Clark
Vice President